SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of December, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AVIVA PLC

17 December 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING
MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

AVIVA MATCHING SHARE PLAN

The share interests of the under-noted person discharging managerial responsibility have increased following the monthly purchase of partnership shares and the award of matching shares by the Trustees, Computershare Trustees Limited, under the Aviva Matching Share Plan, an HMRC approved share incentive plan.

The following transaction in Aviva plc Ordinary shares of 25 pence is notified in accordance with Disclosure & Transparency Rules 3.1.4R(1)(a) and took place in London on 12 December 2013 and the Company was advised on 17 December 2013.

Notified in accordance with DTR 3.1.4 R(1)(a)
PDMR	Shares Purchased (25p Ord)	Share Price	Matching Shares Awarded
Nick Amin	29	417.6p	18

If you have any queries concerning this announcement please contact Liz Nicholls, Group Legal and Secretarial (020 7662 8358).

Stephen Ramsay
Director of Secretariat

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 17 December, 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary